

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2016

Robert G. Phillips
President and Chief Executive Officer
Crestwood Equity Partners LP
700 Louisiana Street, Suite 2550
Houston, Texas 77002

> **Re: Crestwood Equity Partners LP**
> **Registration Statement on Form S-3**
> **Filed March 14, 2016**
> **File No. 333-210146**
>
> **Crestwood Equity Partners LP and Crestwood Midstream Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File Nos. 001-34664 and 001-35377**

Dear Mr. Phillips:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement on Form S-3, we have limited our review of your registration statement to the issue we have addressed in our comment. With respect to your Form 10-K for the fiscal year ended December 31, 2015, please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1.   Please note that we will coordinate any request for acceleration of effectiveness of this registration statement with resolution of comments regarding the Form 10-K for the fiscal year ended December 31, 2015. Please confirm your understanding in this regard.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Company, page 53

2. We note your disclosure on page 54 that two of your G&P customers, Quicksilver and Sabine, filed for protection under Chapter 11 of the U.S. Bankruptcy Code and that Quicksilver filed a motion to reject its gathering agreements with you. We also note your disclosure that the outcome of the Quicksilver restructuring process could have a material impact on your G&P segment's results of operations. In order to provide your investors with an understanding of the possible quantitative impact of these known uncertainties on your results of operations, please disclose the amount of revenue or profit associated with these customers.

3. In addition to your disclosure about Quicksilver and Sabine on page 54, we note your disclosure on page 73 that low commodity prices created a challenging environment for your producer customers and that trend is expected to continue into 2016. You indicate that as a result, the credit profile for some of your customers has weakened in 2015 and could deteriorate further in 2016. Tell us how you monitor the credit quality of your producer customers and how you considered whether the collectability of your accounts receivable for customers other than Quicksilver and Sabine has been impacted by the decline in commodity prices. As part of your response, tell us whether any accounts receivable from producer customers at December 31, 2015 had not been collected by March 31, 2016, and if so, explain why in reasonable detail. Please tell us how you considered disclosing this trend and the uncertainty it creates for both your operations and liquidity in more detail within MD&A. Please also consider disclosing more specific information regarding the credit profile of your customers, such as what percent of your customers have below investment grade credit ratings.

4. We note from disclosures elsewhere in your filing that you use derivative contracts to reduce your exposure to commodity price volatility. Please tell us how you monitor the credit quality of your hedging counterparties and how you considered whether and the extent to which creditworthiness of any such counterparties has been negatively impacted by the decline in commodity prices.

Outlook and Trends, page 56

5. We note your disclosures regarding the low commodity price environment and prolonged low commodity prices. Please disclose in further detail the trends in commodity prices, the impacts on your results of operations and your expectations regarding the future impact on your results of operations and cash flows.

6.   We note your statement that you are actively working with your customers to further improve their profitability through the services you offer by adjusting your rate, service and/or volume commitment structures. We also note your statement that you are in active discussions with a number of your customers regarding amendments and/or extensions of their contracts. We have the following comments:

- Please tell us in more detail about these discussions and any resulting adjustments to your contracts, distinguishing between any adjustments to your contracts made before year end and the timing and impact of such adjustments versus any adjustments made after year end.

- Tell us whether these adjustments primarily are being made to the contracts of one of your segments or evenly across all of your segments.

- Tell us the extent to which these adjustments had a material impact on your historical results of operations for one or more of your segments and how these impacts were disclosed. Also tell us in reasonable detail how you expect to discuss these adjustments in your upcoming March 31, 2016 Form 10-Q.

- Finally, please tell us in more detail and better disclose your expectations regarding the trend of gathering and processing fees and the trends in your other segments to help us understand your stated expectation that financial results in 2016 will be relatively consistent with your 2015 results.

Results of Operations

Segment Results

Gathering and Processing, page 61

7.   We note that your Gathering and Processing segment recorded material impairments of property, plant and equipment, intangible assets and goodwill during 2015 related to your Fayetteville, Granite Wash, Haynesville and Barnett operations. However, your analysis of the decline in revenue and costs of product/services during 2015 for this segment solely describes declines in your Arrow operations in the Bakken shale. Please explain to us in detail how the underlying factors and trends that resulted in impairments of the assets in your Fayetteville, Granite Wash, Haynesville and Barnett operations did not result in a decline in your revenue during 2015, or a decline in your profitability apart from the impairment charges themselves, that merited discussion as part of your analysis of results of operations. If the gathering and processing contracts for your Fayetteville, Granite Wash, Haynesville and Barnett operations have contractually fixed fees and these fixed fees are why your revenue did not decline despite the reduced volumes gathered, please provide additional explanation of why the negative factors that overcame your presumption of continued fixed fees under these contracts and led to the recording of

impairment charges did not impact your results in 2015. Additionally, please explain to us in detail how the significant decline in revenue for your Arrow operations did not result in the impairment of any long-lived assets, other intangible assets or goodwill related to those operations.

Storage and Transportation, page 62

8. We note that you recorded a material goodwill impairment in 2015 related to your COLT Hub operations. Please tell us where you have described the underlying factors and trends that led you to revise downward your projected future cash flows from these operations, resulting in this impairment, and the expected impact or uncertainty that this change in expectations for future cash flows had or is expected to have on your operations and liquidity. We note your cross-reference to Note 2 to your financial statements, but we are unable to locate a description of the specific circumstances that led to this impairment and the specific expected impact on your future results. This is particularly unclear given your discussion of increased volumes and revenues from your COLT operations which drove the increased revenue for this segment during 2015.

Marketing, Supply and Logistics, page 63

9. We note that you recorded material impairments to your property, plant and equipment and goodwill in 2015 related to your West Coast, Watkins Glen, supply and logistics, storage and terminals and trucking operations. Please tell us where you have described the underlying factors and trends that led you to revise downward your projected future cash flows from these operations, resulting in this impairment, and the expected impact or uncertainty that this change in expectations for future cash flows had or is expected to have on your operations and liquidity. We note your cross-reference to Note 2 to your financial statements, but we are unable to locate a description of the specific circumstances that led to these impairments and the specific expected impact on your future results. We remind you that one of the objectives of MD&A is to provide enough context around your results of operations that investors can assess the likelihood that past results are indicative of future results, and to do this, we believe that investors need to better understand what drove the material impairments that you recorded.

Other EBITDA Results, page 64

10. Please address the change in the portion of your total net income/loss allocated to your non-controlling interest as this appears to have materially affected the portion of your total net income/loss allocated to your investors.

Liquidity and Sources of Capital, page 65

11. We note that you are required to make quarterly distributions to your preferred unitholders and are required to make quarterly distributions of available cash to your

common unitholders. We further note the payment of distributions to your unitholders has historically been a material use of your cash. Please tell us why you have not discussed your obligations to make these distributions in more detail as part of your analysis of liquidity. Given the importance to your investors of understanding the sustainability of your current level of cash distributions, please revise your analysis of liquidity to clearly acknowledge the historical shortfall between your operating cash flows and your cash distributions, or if you believe it is more meaningful the shortfall between your distributable cash flow and your cash distributions, and to explain how you have historically funded this shortfall, such as through equity and debt issuances. Please also disclose your funding plans if such shortfalls continue in the future, including clearly discussing, if true, that management has decided to strengthen your balance sheet by not accessing the debt and equity markets during 2016 and by reducing your leverage, and that redirecting your cash flows to strengthen the balance sheet may require reducing the amount of cash distributed to common unitholders or generating such cash from other sources such as asset sales.

12. We note your net cash provided by operating activities increased from 2014 to 2015 for both Crestwood Equity and Crestwood Midstream. Please tell us in reasonable detail why you recorded material impairments across all of your segments in a year in which your net cash provided by operating activities increased. In doing so, please explain in reasonable detail whether the cash generated by operating activities decreased for the lines of business that recorded impairments and whether this was offset by increased cash generated by operating activities from other lines of business that did not record impairments.

Critical Accounting Estimates and Policies

Goodwill Impairment, page 68

13. We note your statement that you estimate the fair value of your reporting units based on a number of factors, including discount rates, projected cash flows and the potential value you would receive if you sold your reporting unit. Please tell us if you are using both the market and income approaches in developing the fair value of your reporting units. If so, tell us the relative weighting you use for each approach and how you determined such weighting was appropriate. Please also tell us if there would have been any changes in your impairment charges taken if you had used a 100% market or income approach or changed the relative weighting of the approaches.

14. For each of your unimpaired reporting units, please tell us the percentage by which fair value exceeded carrying value.

Long-Lived Assets, page 70

15.   We note your statement that the estimate of fair value considers a number of factors, including the potential value you would receive for if you sold the asset, discount rates and projected cash flows. In light of the material impairment charges that you recorded in 2015, please tell us how you considered providing a sensitivity analysis of reasonably possible changes in these assumptions to assist your investors in assessing the likelihood of future impairments. Given that different geographic areas of your operations appear to experience different trends, a discussion of the remaining book value of property, plant and equipment and intangible assets in geographic areas or lines of business that experienced impairment in 2015 also may provide useful information to your investors when assessing the likelihood of future impairments.

16.   We note that a significant portion of your intangible assets are comprised of gas gathering, compression and processing contracts and that these contracts were partially impaired in 2015. Please tell us how you considered your active discussions with a number of your customers regarding amendments and/or extensions of their contracts when assessing further impairments to or a reduction to the useful lives of these intangible assets and how you considered discussing this matter as part of your critical accounting policy as it appears this could impact the estimates and judgments made by management when valuing these assets.

Consolidated Financial Statements

Consolidated Statements of Operations, page 109 and 117

17.   We note your statement on page 124 under Description of Business that as of December 31, 2015 substantially all of your consolidated assets are owned by or through Crestwood Midstream. However, it appears that the goodwill and asset impairment charges that you took related to assets and operations in the Barnett Shale were recorded at Crestwood Equity and not at Crestwood Midstream. Please explain to us why these charges were not recorded at Crestwood Midstream. This is unclear given your statement elsewhere in the filing that prior to the Simplification Merger, except for the assets comprising your NGL marketing business, all of your operating assets were owned by or through Crestwood Midstream. Please also clarify this matter to your investors in an appropriate location in your filing.

Consolidated Statements of Partners' Capital, page 112 and 119

18.   Please disclose the changes in the number of shares of common and preferred units during at least the most recent annual fiscal period. Refer to ASC 505-10-50-2.

Note 4. Certain Balance Sheet Information, page 135

19.   You indicate elsewhere in your filing that as of December 31, 2015, all of your consolidated assets are owned by or through Crestwood Midstream. In light of this statement, please tell us why Crestwood Midstream has a larger balance for both gross and net property, plant and equipment than Crestwood Equity at December 31, 2015. It appears from the detail in this footnote that this difference relates to gathering systems and pipelines along with facilities and equipment.

Exhibits 23.1 and 23.3

20.   We note that the consents of the independent registered public accounting firms are not signed by your auditors. Please file signed consents.

Exhibits 31.3 and 31.4

21.   We note that you have modified the language in the certifications of Crestwood Midstream to exclude the portion of the introductory language in paragraph 4 as well as language in paragraph 4(b) of the certification that refers to the certifying officers' responsibility for designing, establishing and maintaining internal control over financial reporting for the issuer. Please amend your report to provide unmodified certifications.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Gillian A. Hobson, Esq.
        Vinson & Elkins LLP